SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 27 May, 2020

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	2020 AGM poll results – 27 May 2020

Exhibit 1.1

BP p.l.c.
AGM 2020 poll results

BP p.l.c. held its Annual General Meeting on 27 May 2020 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Report and accounts	12,418,559,336	98.83%	147,578,942	1.17%	12,566,138,278	62.01%	26,456,490
Resolution 2: Directors' remuneration report	12,030,264,203	96.05%	494,706,414	3.95%	12,524,970,617	61.81%	67,623,825
Resolution 3: Directors' remuneration policy	12,098,606,966	96.58%	428,333,968	3.42%	12,526,940,934	61.81%	65,652,222
Resolution 4 (a): To elect Mr B Looney as a director	12,532,352,066	99.67%	41,805,443	0.33%	12,574,157,509	62.05%	18,344,698
Resolution 4 (b): To re-elect Mr B Gilvary as a director	12,371,650,335	98.39%	202,585,981	1.61%	12,574,236,316	62.05%	18,266,429
Resolution 4 (c): To re-elect Dame A Carnwath as a director	11,652,243,952	92.67%	921,515,489	7.33%	12,573,759,441	62.05%	18,835,299
Resolution 4 (d): To re- elect Miss P Daley as a director	12,512,596,702	99.50%	62,297,335	0.50%	12,574,894,037	62.05%	17,608,149
Resolution 4 (e): To re-elect Sir I E L Davis as a director	12,207,648,744	97.08%	366,606,469	2.92%	12,574,255,213	62.05%	18,245,311
Resolution 4 (f): To re-elect Professor Dame A Dowling as a director	12,529,845,828	99.64%	45,108,093	0.36%	12,574,953,921	62.05%	17,546,599
Resolution 4 (g): To re-elect Mr H Lund as a director	12,270,666,809	98.57%	177,559,293	1.43%	12,448,226,102	61.43%	144,276,636
Resolution 4 (h): To re-elect Mrs M B Meyer as a director	12,513,080,351	99.51%	61,499,845	0.49%	12,574,580,196	62.05%	17,919,270
Resolution 4 (i): To re-elect Mr B R Nelson as a director	12,170,052,831	96.79%	403,780,100	3.21%	12,573,832,931	62.05%	18,670,130
Resolution 4 (j): To re-elect Mrs P R Reynolds as a director	12,360,611,065	98.60%	175,866,244	1.40%	12,536,477,309	61.86%	56,025,753
Resolution 4 (k): To re-elect Sir J Sawers as a director	12,492,391,050	99.35%	81,592,196	0.65%	12,573,983,246	62.05%	18,517,603
Resolution 5: Reappointment of auditor	12,553,598,397	99.79%	26,343,024	0.21%	12,579,941,421	62.08%	12,651,434
Resolution 6: Remuneration of auditor	12,543,661,299	99.74%	32,938,947	0.26%	12,576,600,246	62.06%	15,995,007
Resolution 7: Renewal of the Executive Directors' Incentive Plan	12,159,658,741	96.86%	393,691,741	3.14%	12,553,350,482	61.95%	39,239,098
Resolution 8: Political donations and political expenditure	12,105,207,038	96.37%	455,828,938	3.63%	12,561,035,976	61.98%	31,525,526
Resolution 9: Limited authority to allot shares up to a specified amount.	11,558,627,449	91.98%	1,007,700,306	8.02%	12,566,327,755	62.01%	26,266,748
Resolution 10: Special resolution: Authority to allot a limited number of shares for cash free of pre-emption rights	12,391,423,879	98.72%	160,694,593	1.28%	12,552,118,472	61.94%	40,475,597
Resolution 11: Special resolution: Additional authority to allot a limited number of shares for cash free of pre-emption rights	12,242,726,742	97.54%	308,963,966	2.46%	12,551,690,708	61.94%	40,904,543
Resolution 12: Special resolution: share buyback	12,307,400,995	97.93%	260,393,291	2.07%	12,567,794,286	62.02%	24,800,965
Resolution 13: Special resolution: notice of general meetings	11,155,380,793	88.72%	1,418,966,180	11.28%	12,574,346,973	62.05%	18,248,278

*   Total voting rights of the shares in issue excluding Treasury shares: 20,265,288,414. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of BP preference shares held.
** Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 May 2020
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary